Exhibit 10.2

June 30, 2025

Term Sheet among

Biofrontera AG, Biofrontera Pharma GmbH and Biofrontera Bioscience GmbH

Hemmelrather Weg 201

51377 Leverkusen, Germany

(“Sellers Group” or “Sellers”)

and

Biofrontera Inc.

120 Presidential Way

Woburn, MA 01801

USA

(“Buyer”)

Buyer, Biofrontera AG, Biofrontera Pharma GmbH and Biofrontera Bioscience GmbH each a “Party” and together the “Parties” to Acquire US Assets of Biofrontera Pharma GmbH and Biofrontera Bioscience GmbH

I.	General:

Biofrontera Inc., Biofrontera AG, Biofrontera Pharma GmbH and Biofrontera Bioscience GmbH entered into a Second Amended and Restated License and Supply Agreement effective as of February 13, 2024 (including all amendments, restatements and supplements the “LSA”).

Biofrontera AG is also a shareholder of Biofrontera Inc. with a share ownership interest of approximately 4.23% currently.

The Parties hereby agree to enter into a strategic transaction that includes an amendment of the LSA pursuant to the terms set forth in this term sheet (the “Term Sheet”). In accordance therewith, the purpose of this Term Sheet and the final agreement to be executed by the Parties pursuant to the terms set forth in this Term Sheet (including related and ancillary agreements, the “Transfer Agreement”) is to modify the existing relationship between the Parties in order to facilitate the financing efforts of Buyer, enabling it to continue its operations. As part of the Transfer Agreement, the Parties intend to transfer to Buyer certain intellectual property and regulatory authorizations necessary to commercialize the photodynamic therapy based on Ameluz in the United States no later than September 30, 2025.

Pursuant to the terms and conditions set forth in this Term Sheet and the Transfer Agreement, Buyer agrees to purchase and acquire, and Sellers agree to sell and transfer to Buyer, either directly or through a wholly-owned subsidiary of Buyer, such regulatory approvals, intellectual property, equipment, tooling, parts, inventory, finished products, personnel, and facilities (collectively, the “Assets”) owned by Sellers that are necessary and required for the promotion and sale solely in the United States of Ameluz® (aminolevulinic acid HCl) topical gel, 10% (“Ameluz”), the BF-RhodoLED®, and the RhodoLED®-XL (collectively the “Lamps” and together with Ameluz, the “Products”). For the avoidance of doubt, Buyer is not acquiring hereby or pursuant to the Transfer Agreement, and shall not have any right to acquire, any regulatory approvals, intellectual property, equipment, tooling, parts, inventory, finished products, personnel, and facilities related to the promotion or sale of Products outside of the United States. If the Parties cannot agree regarding the Assets that are necessary and required for the promotion and sale of the Products solely in the United States or otherwise cannot agree to the terms of the Transfer Agreement by September 30, 2025 and otherwise as described herein, a determination of the Assets subject to this Term Sheet or the terms of their transfer to Buyer shall be made by an independent arbitrator with appropriate expertise in the intellectual property and other matters pertaining to the Assets, such independent arbitrator to be selected upon the consent of the Parties, which consent shall not be unreasonably withheld.

As consideration for the sale of such Assets, Sellers would receive (i) an agreed royalty, (ii) Preferred Stock (as defined herein) of Buyer, and (iii) the transfer of all costs associated with the activities previously carried out by Sellers that are necessary to supply the Ameluz-based photodynamic therapy to the U.S. market, along with the full assumption of Sellers’ defense and all costs associated therewith in connection with certain legal actions pending in the United States, as set forth below. All costs or risks associated with the commercialization or manufacturing of Ameluz or any Lamps used in connection therewith for the U.S. market shall be borne by Buyer.

The structure is subject to tax review and German and U.S. law and, except as noted herein, approval of the Transfer Agreement by all Parties. The transactions set forth in this Term Sheet are collectively referred to as the “Transaction”.

Effective as of the date of this Term Sheet, Buyer shall provide Sellers with the results of any clinical trials currently ongoing or hereinafter undertaken by Buyer, including the Improvements that are Currently in Development described in Exhibit A to the LSA and any new Improvement (as such term is defined in the LSA) or other protocol related to the treatment of basal cell carcinoma, squamous cell carcinoma, actinic keratosis or acne, for the purpose of Sellers potentially using such results to develop treatments outside of the United States; provided however, the Parties agree that under no circumstance shall Buyer have any obligation to conduct clinical trials. In addition, effective as of the date of this Term Sheet, the Parties shall negotiate in good faith with respect to consideration to be paid by Sellers to Buyer for access to the results of any clinical trials undertaken by Buyer related to uses of the Products that are not currently proposed (i.e., any protocols other than those related to the treatment of basal cell carcinoma, squamous cell carcinoma, actinic keratosis or acne), for the purpose of Sellers potentially using such results to develop treatments outside of the United States. Conversely, effective as of the date of this Term Sheet, in the event that Sellers develop any Improvements or other protocol related to the treatment of basal cell carcinoma, squamous cell carcinoma, actinic keratosis or acne for use outside the United States, Sellers will grant to Buyer an exclusive, fully paid-up license in the United States to use, import, distribute, offer for sale and sell such Improvements or other protocol in the United States subject to the terms and conditions of this Term Sheet and the Transfer Agreement, including the payment of the Royalty (as defined below) by Buyer to Sellers. In addition, effective as of the date of this Term Sheet, the Parties shall negotiate in good faith with respect to consideration to be paid by Buyer to Sellers for access to the results of any clinical trials undertaken by Sellers related to uses of the Products that are not currently proposed (i.e., any protocols other than those related to the treatment of basal cell carcinoma, squamous cell carcinoma, actinic keratosis or acne), for the purpose of Buyer potentially using such results to develop treatments in the United States; provided however, the Parties agree that under no circumstance shall Sellers have any obligation to conduct clinical trials.

Effective as of the date of this Term Sheet and for three (3) years following the date of this Term Sheet, for so long as Sellers hold any shares of Preferred Stock (or shares of Preferred Stock converted by Sellers into common shares of Buyer pursuant to the terms of such Preferred Stock), Biofrontera AG shall have the right to appoint 1 member of the directors to Biofrontera Inc.’s board of directors if the board consists of up to 7 members, and 2 members if the board consists of 8 or more members.

II.	Conditions precedent:

As a condition precedent for further negotiation of a Transfer Agreement, the Buyer shall fulfill the following conditions (the “Conditions Precedent”) to the satisfaction of Sellers:

a)	Buyer shall make an upfront payment to the Sellers no later than Monday, June 30, 2025, in the amount of EUR 2,593,750. This amount includes the payment of all outstanding invoices due from the Buyer to the Sellers as of June 16, 2025, as well as invoices paid to component suppliers for the Lamps from such date, the invoice corresponding to the batch of RhodoLED® to be delivered to Buyer during the first week of July 2025, and the production cost of two batches of Ameluz produced at Glaropharm, which shall also be delivered during the first week of July 2025. A list of each such outstanding invoice has been provided to Buyer prior to the date hereof.

b)	Proof of (i) on or before June 30, 2025, the purchase of $8,500,000 in preferred equity of Biofrontera Inc. (“Preferred Stock”) or a third-party loan or other debt payment to Biofrontera Inc. of $8,500,000 that will be automatically converted to Preferred Stock as of the earlier of January 1, 2026 or the date of the Transfer Agreement, regardless of whether the Parties execute a Transfer Agreement, and (ii) an agreement regarding the additional purchase of $2,500,000 of Preferred Stock of Biofrontera Inc. on or before the earlier of January 1, 2026 or the date of the Transfer Agreement, regardless of whether the Parties execute a Transfer Agreement. Biofrontera Inc. shall use such funds solely for the continuing operations of Biofrontera Inc.

Failure to comply with the Conditions Precedent by June 30, 2025 shall render all agreements set forth herein null and void and shall result in the automatic termination of this Term Sheet.

III.	Royalty, Equity and Assumption of Costs:

a)	The total consideration for the Assets will consist of (i) a royalty payment based on net revenues from commercial sales of Ameluz in the United States (the “Royalty”), and (ii) Preferred Stock (the “Equity”) plus (iii) assumption of all costs and risks related to the sale in and production of the Products for the United States, along with the full assumption of Sellers’ defense and all costs associated therewith in connection with certain legal actions pending in the United States. The Royalty, Equity and assumption of costs are described further below.

b)	Royalty: Effective June 1, 2025, Section 6.2 of the LSA is deleted in its entirety and replaced, except as otherwise set forth below, with the following Royalty that will be paid in cash on a monthly basis based on Ameluz net revenues from the preceding month, at a rate as described below:

i)	For years in which the annual Net Revenues (defined in accordance with U.S. generally accepted accounting principles) from sales of Ameluz for the prior calendar year were less than or equal to $65M: monthly Royalty of 12% of Ameluz Net Revenues for the preceding month.

ii)	For years in which the annual Net Revenues from sales of Ameluz for the prior calendar year exceeded $65M: monthly Royalty of 15% of Ameluz Net Revenues for the preceding month.

iii)	For all Ameluz tubes owned by Buyer on May 31, 2025 for which all amounts have been paid by Buyer pursuant to the terms of the existing LSA, the above Royalty will not apply. To avoid any doubt, all tubes sold to the Buyer from January 1, 2025 to May 31, 2025 are subject to the payment terms and other conditions of the existing LSA. Prior to the Parties entering into this Term Sheet, Buyer shall provide to Sellers the amount of tubes held as of May 31, 2025.

Monthly payments of the Royalty shall be calculated by Buyer, and payment of the same shall be initiated by Buyer no later than thirty (30) calendar days from the end of each calendar month.

At the end of each quarter, the final amounts will be reviewed by the Buyer’s auditors, and any difference from the final quarterly audited figures determined by the Buyer pursuant to the paragraph above will be paid by Buyer to Sellers or credited by Sellers to Buyer, as applicable, within the next 30 days after the end of the quarterly audit.

The Sellers shall have the right to audit, at their own expense, on a semi-annual basis, either through its own means or by appointing an external auditor, the sales figures of Ameluz reported by the Buyer. In the event of a discrepancy between the sales volume reported by the Buyer and the volume determined by the Sellers’ audit, and if the Parties are unable to reach an agreement, an independent auditor (from a list of the ten leading internationally recognized audit firms) shall be jointly appointed by the Parties to determine the final sales amount for the period under review. If the Parties cannot agree on an auditor within two weeks following demand by one of the Parties, the president of the chamber of commerce of Cologne (IHK Köln) shall appoint an independent auditor with binding effect for all Parties.

Such amount shall be binding upon both Parties and shall serve as the basis for the calculation of the applicable royalty and the final amount payable.

The Royalty calculation shall be based on the invoiced Ameluz revenue of the preceding calendar year, beginning with the year ended December 31, 2024 for use in calculating the applicable Royalty beginning June 1, 2025. Notwithstanding the foregoing, at the end of any year in which the annual Net Revenues from the sales of Ameluz for the preceding calendar year were less than or equal to $65 million (and therefore, a 12% monthly Royalty was paid for such calendar year), if the annual Net Revenues from the sales of Ameluz for such calendar year exceeds $65 million, the Royalty for such calendar year shall become 15% of Net Revenues from the sales of Ameluz for such calendar year, and Buyer shall pay to Sellers any difference between the Royalty already paid for such calendar year and 15% of the Net Revenues from the sales of Ameluz for such calendar year. Sellers shall issue an invoice for any additional Royalty amounts owed by Buyer no later than the first month of the following year, payable by Buyer by no later than thirty (30) days after such invoice is sent by Sellers. Conversely, at the end of any year in which the annual Net Revenues from the sales of Ameluz for the preceding calendar year were greater than $65 million (and therefore, a 15% monthly Royalty was paid for such calendar year), if the annual Net Revenues from the sales of Ameluz for such calendar year are less than or equal to $65 million, the Royalty for such calendar year shall become 12% of Net Revenues from the sales of Ameluz for such calendar year. In case of any overpayment of Royalties in such case, the excess amount will be netted against the Royalties due for the following months.

The Parties agree that until the earlier to occur of (i) the total cumulative Royalty paid to Sellers from June 1, 2025 to May 31, 2031 exceeds $50 million, or (ii) the expiration of patent protection on the Products allows for generic competition with the Products in the United States (collectively, the “Minimum Royalty Term”), the Buyer shall be subject to a minimum annual sales volume of 80,000 tubes of Ameluz. If such minimum annual volume is not met during the Minimum Royalty Term and the Buyer does not otherwise pay minimum annual Royalties of 12% of the Net Revenues of 80,000 tubes of Ameluz (the “Shortfall Payment”), the Sellers shall be entitled to minimum annual Royalties of 12% of the Net Revenues of 80,000 tubes of Ameluz plus annual interest of 4% on the Shortfall Payment, payable 60 days following the applicable year’s end. If Buyer does not achieve a minimum annual sales volume of 80,000 tubes of Ameluz for two consecutive calendar years during the Minimum Royalty Term, unless a proven force majeure event or significant change of market conditions justifies the decline in sales and there is a reasonable prospect of restoring annual sales volume above 80,000 tubes of Ameluz, the Sellers shall have the right to terminate the LSA pursuant to the termination provisions of the current LSA or terminate the Transfer Agreement, as applicable, and recover all Assets transferred to Buyer pursuant to this Term Sheet and the Transfer Agreement.

If any payment due from the Buyer pursuant to this Term Sheet, the LSA or the Transfer Agreement, as applicable, is not made within the time period set forth herein, the Buyer shall have a period of ninety (90) days to remedy the default, subject to an annual interest of 20% on the outstanding amount or, if lower, the highest rate permissible under applicable law, such applicable interest to be calculated based on the fractional period per year during which the amount owed remains outstanding. If Buyer fails to fully repay all amounts owed within such cure period, the Sellers shall have the right to recover all the Assets previously transferred to Buyer pursuant to this Term Sheet and the Transfer Agreement and shall have the right to terminate the LSA pursuant to the termination provisions of the current LSA or terminate the Transfer Agreement, as applicable. For the avoidance of doubt, interest owed pursuant hereto shall continue to accrue until all such Assets are recovered by Sellers.

For the avoidance of doubt, the above amendments to the LSA shall apply to sales of Ameluz related to the treatment of different indications, such as acne.

c)	Equity: Effective as of the date of this Term Sheet, Buyer shall issue to Sellers shares of Preferred Stock of Buyer that shall be convertible into such number of common shares of Buyer equal to 10% of all outstanding equity of Buyer, on a fully diluted, as-converted basis as of the date of this Term Sheet, as depicted on Exhibit A to this Term Sheet but also including (for purposes of determining 10% of all outstanding equity of Buyer as of the date of this Term Sheet) the Preferred Stock issued pursuant to Section II(b) of this Term Sheet as adjusted to reflect the number of shares of Preferred Stock actually issued pursuant to Section II(b) on the date of such issuance. The Preferred Stock shall be issued on similar terms as the preferred stock issued pursuant to Section II(b) of this Term Sheet, which are expected to include (a) voting rights on an as-converted basis (giving effect to the limitations on conversion), (b) conversion at the option of the holder based on a fixed conversion price, subject to customary adjustments for certain corporate events, including but not limited to stock splits, reverse stock splits or other corporate actions that result in a change in the amount of outstanding equity of Buyer, (c) liquidation rights such that assets are distributed among the preferred stock holders and the common stock holders on a pro rata basis with the holders of the preferred stock treated as if they had converted all their Preferred Stock into common stock (and ignoring any limitations on conversion), (d) a prohibition on the declaration of non-liquidating distributions with respect to Buyer’s common stock without a declaration of corresponding distributions with respect to the Preferred Stock and (e) a prohibition on the authorization or issuance of any class of stock with voting rights, liquidation rights or distribution rights senior to the Preferred Stock without the consent of Sellers; provided, that, the voting rights and conversion rights described in clauses (a) and (b) above shall not take effect until the issuance of the Preferred Stock has been approved at a meeting of the stockholders of Buyer to the extent required by Nasdaq Listing Rule 5635. Buyer agrees to file a preliminary proxy statement for a vote of stockholders to approve the issuance of the Preferred Stock and all shares issuable upon conversion of the Preferred Stock (the “Stockholder Approval”), if required by Nasdaq Listing Rule 5635, and to schedule a meeting of stockholders as soon as practicable after it is able to file a definitive proxy statement for stockholders to vote on the Stockholder Approval. Buyer agrees that its board of directors shall unanimously recommend that the Stockholder Approval be approved by the Buyer’s stockholders at all meetings at which the Stockholder Approval is considered. If the Buyer’s stockholders do not approve the Stockholder Approval at the first meeting in which such proposal is voted on by stockholders, the Buyer agrees that it will submit the Stockholder Approval for approval of the Company’s stockholders at least semi-annually until such approval is obtained. For the avoidance of doubt, the Preferred Stock issued to Sellers shall not be cancellable if the Parties fail to execute the Transfer Agreement, but shall remain issued and outstanding and held by Sellers.

In addition, for a period of twelve (12) months following the date of issuance of the Preferred Stock pursuant to Section II(b) of this Term Sheet, Buyer shall not issue any additional equity securities or any debt convertible into equity securities, including but not limited to common stock, preferred stock, warrants, options, convertible notes or any form of equity securities or debt convertible into equity securities, or any interests in the profits of Buyer, but excluding the Preferred Stock to be issued pursuant the Condition Precedent set forth in Section II(b) of this Term Sheet, without the consent of Sellers. Furthermore, for so long as Sellers hold any shares of Preferred Stock (or shares of Preferred Stock converted by Sellers into common shares of Buyer pursuant to the terms of such Preferred Stock), if Buyer intends to issue any additional equity securities or any debt convertible into equity securities, including but not limited to common stock, preferred stock, warrants, options, convertible notes or any form of equity securities or debt convertible into equity securities, or any interests in the profits of Buyer, but excluding management, director and employee equity issuances or similar typical and customary issuances (e.g., employee stock options) and further excluding the Preferred Stock to be issued pursuant to the Condition Precedent set forth in Section II(b) of this Term Sheet, Sellers shall have the right to participate pari passu in order to maintain their then-current ownership percentage of Buyer.

In connection with the issuance of the Equity, if necessary to effectuate the Transaction, Sellers agree to execute a voting support agreement by which Sellers agree to vote all eligible voting shares in Buyer in favor of approval of the Transaction.

d)	Assumption of Costs: The existing inventory of RhodoLED®-XL components will be invoiced and paid by Buyer as used in production and transferred to Buyer when payment to Sellers is received, which payment and transfer shall be no later than December 31, 2025. The existing inventory of BF-RhodoLED® components will be invoiced and paid by Buyer as used in production and transferred to Buyer when payment to Sellers is received. Buyer will assume all costs related to sales of the Products in the United States, including but not limited to all Lamps and Ameluz patent costs in the United States, Lamps and Ameluz production, quality control, pharmacovigilance, regulatory activities and any additional activity related to the United States market effective June 1, 2025.

IV.	Other Matters:

1)	Transfer of Assets of United States Business

a)	The Transfer Agreement shall set forth the Assets to be transferred from Seller to Buyer. The guiding principle of the transfer will be that all costs incurred through May 31, 2025 will be borne by Sellers, and all costs incurred on and after June 1, 2025 will be borne by Buyer, with the exception of the delayed payment for inventory components regulated above.

b)	Effective upon the approval of this Term Sheet by all Parties, Sellers will assist Buyer in securing immediate access to the Ameluz pharmaceutical product. Sellers will facilitate Buyer entering its own agreements with Sellers’ current Ameluz, phospholipid and active pharmaceutical ingredient (API) manufacturers to enable Buyer to purchase its own Ameluz going forward.

c)	Employment Arrangements. Effective as of the date of this Term Sheet, upon Buyer’s decision to offer employment to 16 employees and two temporary employees who are employed by Sellers involved in Lamps production, drug and device regulatory, Amulez production, IP/Patent operations, Pharmacovigilance, general and administrative and quality control of Ameluz and Lamps for the U.S. market, as well as all activities related thereto, Sellers shall use their reasonable best efforts to assist Buyer to employ those individuals. If the Buyer is not interested in hiring part or all of such employees, or if such employees are not interested in employment with Buyer, the costs associated with the termination of such employees shall be borne by the Buyer, unless the Sellers agree to reassign them to other roles.

The Sellers undertake to take all necessary actions to optimize the costs related to the termination of such personnel, while at all times complying with applicable German labor regulations.

d)	The Parties will use their best efforts to complete the final transfer of personnel, leases, and associated operations for drug and device regulatory, drug manufacturing, and pharmacovigilance services necessary for the continued commercial sale of the Products solely in the United States as soon as reasonably possible and for all costs related to the staff transfer and rent of facilities be transferred before December 31, 2025.

e)	The Quality Control (“QC”) laboratory shall remain owned by Sellers and shall not be transferred to Buyer pursuant to this Term Sheet or the Transfer Agreement. However, the cost of each analytical test required by Buyer for Ameluz manufacturing will be billed to Buyer or Buyer’s manufacturers on the basis of the total annual cost of the QC laboratory starting June 1, 2025, divided by the number of all tests performed per year. Total costs include personnel, rent, consumables, equipment maintenance, and other costs directly caused by the QC laboratory. This cost will be agreed upon at the beginning of each year.

f)	Starting on June 1, 2025, all costs associated with U.S. Food and Drug Administration (“FDA”) approval and market authorization, including but not limited to the annual fee payable to the FDA, any costs related to clinical trials and new proposed uses of the Products, shall be borne by and transferred to the Buyer as soon as legally possible, taking into account the applicable legal timelines for such transfer of costs. With respect to any such costs paid by Sellers, Sellers shall invoice Buyer at the time the Sellers incur the expense and Buyer shall reimburse Sellers no later than thirty (30) days from the date of issuance of such invoice.

For the avoidance of doubt, the FDA fee due in the fall of 2025 shall be fully borne by the Buyer.

g)	The Sellers will invoice Buyer monthly for all costs to be borne by Buyer as set forth herein, including but not limited to the costs of all staff involved in the operations referenced herein, facilities, third party services etc., and such invoices must be paid within thirty (30) days of issuance.

h)	All outstanding payments due by the Sellers to suppliers in relation to materials, services, or investments associated with the production of Lamps or Ameluz for the U.S. market provided or delivered on or after June 1, 2025 shall be paid by Buyer to the Sellers five (5) business days prior to their due date, and the Sellers undertake to pay the corresponding amount to the supplier on the due date.

i)	In the case of the API 5-aminolevulinic acid HCl (“ALA”), the invoices corresponding to binding purchase orders currently in progress as of the date of this Term Sheet shall be paid 50% by the Buyer and 50% by the Sellers. The ALA associated with such invoices shall likewise be allocated equally between the Parties. A list of each such invoice will be provided to Buyer as soon as commercially reasonable following its receipt by Sellers.

For the avoidance of doubt, this arrangement shall apply to ALA deliveries scheduled for the remainder of 2025 and the first calendar quarter of 2026. From that point forward, each Party shall, where feasible, negotiate independently with the API suppliers, unless both Parties mutually agree to act jointly in order to secure more favorable terms.

For the avoidance of doubt, all costs associated with any personnel, delivery of materials, services or investments related to the manufacturing and commercialization of Ameluz photodynamic therapy in the United States incurred on or after June 1, 2025 will be charged to the Buyer, until the formal and legal transfer of the cost is executed.

3)	Termination of LSA

The Parties agree that, unless otherwise addressed herein, the terms and conditions of the LSA shall continue in full force and effect until the date of the Transfer Agreement, at which time the LSA shall be terminated (or replaced or amended and restated to the extent necessary) by the Transfer Agreement.

4)	Liabilities.

Upon the signing of this Term Sheet, Buyer agrees to fully assume, from June 1, 2025 onwards, Sellers’ defense and provide Sellers a reasonable and prudent defense of the following legal actions pending in the United States:

a)	DUSA Pharmaceuticals, Inc., et al., v. Biofrontera Inc., et al.; Civ. No. 3:23-cv-20601-RK-JBD; United States District Court for the District of New Jersey (“NJ Marketing Litigation”);

b)	Sun Pharmaceuticals Industries, Inc. v Biofrontera Inc., et al.; Civ. No.: 1:24-CV-11637-IT; United States District Court for the District of Massachusetts (“MA Patent Litigation”); and

c)	In the Matter of CERTAIN PHOTODYNAMIC THERAPY SYSTEMS, COMPONENTS THEREOF, AND PHARMACEUTICAL PRODUCTS USED IN COMBINATION WITH THE SAME; Investigation No. 337-TA-1411; International Trade Commission (“ITC Proceeding”).

Buyer agrees to reimburse Sellers for all expenses of litigation, including without limitation attorneys’ fees, expert fees, court reporter expenses, expenses related to discovery or storage or processing of electronic documents, filing fees, and any other expenses and costs of any kind or nature (collectively, “Litigation Expenses”), incurred by Sellers in the NJ Marketing Litigation, MA Patent Litigation, and the ITC Proceeding between June 1, 2025 and the signing date of this Term Sheet and the immediate corresponding assumption of Sellers’ defense by Buyer and its counsel. Sellers shall remain responsible for all such Litigation Expenses incurred prior to June 1, 2025.

Buyers agree to provide regular updates to Sellers, no less frequently than monthly, regarding the status of the NJ Marketing Litigation, MA Patent Litigation, the ITC Proceeding, and any other legal actions pertaining to the Sellers or any of the Sellers’ affiliates or subsidiaries, which status update shall include material information regarding the status of the litigation or legal claims, the defense strategy and defense actions taken pertaining to such litigation or legal claims, and any proposed settlement or other judgment.

Sellers may hire independent legal counsel to monitor the NJ Marketing Litigation, the MA Patent Litigation, the ITC Proceeding, or any Claim at Sellers’ expense. Notwithstanding the foregoing, Sellers reserve the right to pursue Sellers’ own independent defense, at Sellers’ own cost; provided, however, that Buyer shall assume the expense of Sellers’ independent legal counsel in instances where Buyer (a) has experienced a material and adverse change in its business, as determined by Buyer in its sole discretion, (b) such independent legal counsel is deemed necessary by Sellers, in their reasonable discretion, in connection with a settlement agreement to be entered into immediately prior to Buyer’s entry into bankruptcy, or (c) the continued assumption of Sellers’ defense by Buyer would result in Sellers becoming materially disadvantaged as compared to Buyer, as determined by an independent arbitrator selected upon the consent of the Parties, such consent to be not unreasonably withheld.

Buyer agrees to provide Sellers a reasonable and prudent defense and to pay all Litigation Expenses for any future civil action, proceeding of any kind or nature, or demand letter initiated or sent by Sun Pharmaceuticals Industries, Inc. (“Sun Pharma”), Sun Pharma’s affiliates, subsidiaries, or related entities, or any other person or entity related to the marketing, promotion, or sale of the Products in the United States, including without limitation any claims for breach of contract, false advertising, violation of the Lanham Act, false or deceptive trade practices, misappropriation of trade secrets, or patent infringement (collectively, “Claims”).

Buyer shall indemnify Sellers for any amounts, including without limitation any judgment, verdict, settlement, sanction, fee award, or any other amount of any kind or nature, that Sellers are obligated to pay in the NJ Marketing Litigation, the MA Patent Litigation, the ITC Proceeding, or for any Claim.  For the avoidance of doubt, Buyer shall pay any such amount in the first instance.  Sellers shall not be required to pay any such amount in the first instance and then seek reimbursement from Buyer.

Buyer shall provide prompt notice to Sellers of any letters, emails, or communications of any kind or nature received by Sun Pharma alleging a breach of the November 29, 2021 Settlement Agreement entered into to resolve the civil action DUSA Pharmaceuticals, Inc. v. Biofrontera Inc., et al. No. 1:18-cv-10568-RGS, which is attached as Exhibit A to the First Amended Complaint in the NJ Marketing Litigation.

Buyer may settle the NJ Marketing Litigation, the MA Patent Litigation, the ITC Proceeding, or any Claim without Sellers’ prior consent unless the settlement would obligate Sellers to undertake any obligation, whether monetary or non-monetary, in which case Buyer must obtain Sellers’ prior written consent to the settlement.

5)	Merger, sale of Assets or similar transactions

Effective as of the date of this Term Sheet and for a period of five (5) years following the date of the Transfer Agreement, Buyer shall not sell, dispose of, assign or in any way transfer any Assets to any then-current direct photodynamic therapy competitor, nor shall Buyer engage in any merger, spin-off or similar corporate transaction with any then-current direct photodynamic therapy competitor that would result in a change of control of the Assets, without the prior written consent of Sellers. In addition, effective as of the date of this Term Sheet, Sellers shall have a right of first refusal with respect to any sale, disposition, assignment or other transfer of any Assets proposed by Buyer, or any merger, spin-off or similar corporate transaction proposed by Buyer that would result in a change of control of any Assets. Furthermore, the terms, conditions, rights, liabilities and obligations set forth in this Term Sheet, the Transfer Agreement and the LSA, as applicable, shall remain in full force and effect and be fully assumed by any subsequent third-party acquiror of any of the Assets, including any third-party acquiror of the Assets as a result of any merger, spin-off or similar corporate transaction by Buyer.

V.	Proceeding and Other Provisions.

1)	Proposed Transfer Agreement. As soon as reasonably practicable after the execution of this Term Sheet, the Parties shall commence the procedures necessary to enter into a Transfer Agreement to be drafted by Buyer’s counsel with respect to the transactions set forth in this Term Sheet. The Transfer Agreement would include the terms summarized in this Term Sheet and such other mutual representations, warranties, conditions, covenants and other terms that are customary for transactions of this kind. Any Transfer Agreement will be subject to, among other things, each Party’s receipt of all necessary internal approvals and the finalization and execution of definitive documentation in form and substance satisfactory in all respects to the Parties hereto. The Parties further agree that the Transfer Agreement shall not include any additional financial considerations concerning the Transaction other than as set forth in this Term Sheet.

2)	Covenants of each of the Parties and the Companies. As of June 1, 2025 and during the period from the signing of this Term Sheet through the execution of the Transfer Agreement, each of the Parties has and will: (a) conduct its business in the ordinary course in a manner consistent with past practice, (b) maintain its properties and other assets in good working condition (normal wear and tear excepted), and (c) use its commercially reasonable best efforts to maintain its business and employees, customers, assets and operations as an ongoing concern in accordance with past practice.

3)	Termination. This Term Sheet will be terminable and be of no further force and effect (a) to the extent set forth herein, (b) upon the execution of the Transfer Agreement by Buyer and Sellers, to the extent set forth therein, (c) upon mutual agreement of Buyer and Sellers, or (d) by Sellers in the event that a petition for relief is voluntarily or involuntarily filed under the bankruptcy provisions of applicable law by or against Buyer, or Buyer is declared insolvent, undergoes voluntary or involuntary dissolution or makes an assignment for the benefit of its creditors, or suffers the appointment of a receiver or trustee over all, or substantially all, of its assets or properties. Notwithstanding anything in the previous sentence, Sections V(3), V(4), V(5), V(6), V(7), V(8) and V(9) of this Term Sheet shall survive the termination of this Term Sheet, and the termination of this Term Sheet shall not affect any rights any Party has with respect to the breach of this Term Sheet by another Party prior to such termination.

4)	GOVERNING LAW: VENUE. THIS TERM SHEET SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF GEORGIA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF NEW YORK. THE PARTIES AGREE THAT ANY ACTION BROUGHT BY ANY PARTY TO ENFORCE ANY PROVISIONS OF, OR BASED ON ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS TERM SHEET SHALL BE BROUGHT EXCLUSIVELY IN ANY FEDERAL OR STATE COURT LOCATED IN GEORGIA. EACH OF THE PARTIES SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY ACTION SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OF, OR IN CONNECTION WITH, THIS TERM SHEET AND HEREBY IRREVOCABLY WAIVES THE BENEFIT OF JURISDICTION DERIVED FROM PRESENT OR FUTURE DOMICILE OR OTHERWISE IN SUCH ACTION. EACH PARTY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH ACTION IN ANY SUCH COURT OR THAT ANY SUCH ACTION BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

5)	Confidentiality. The detail of this Term Sheet is confidential to the Parties and their representatives and is subject to the confidentiality agreement entered into between Buyer and the Sellers as of June 3, 2025, which continues in full force and effect. This restriction does not apply to mandatory announcements or those which one Party deems to be obligated to make public, which include any binding provisions of this Term Sheet that are material to a Party and therefore required to be disclosed pursuant to regulations applicable to public reporting companies.

6)	Automatic Stay Waiver. Notwithstanding anything to the contrary contained herein, Buyer agrees that, in the event that a petition for relief is filed under the U.S. Bankruptcy Code by or against Buyer, it will not oppose any motion or application filed by Sellers requesting immediate relief from the automatic stay imposed by 11 U.S.C. § 362 to permit Sellers to exercise their rights and remedies against Buyer.

7)	No Third-Party Beneficiaries. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Term Sheet.

8)	Expenses. Except as set forth herein, the Parties will each pay their own transaction expenses, including the fees and expenses of investment bankers and other advisors, incurred in connection with the proposed Transaction.

9)	Miscellaneous. This Term Sheet may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement. The headings of the various sections of this Term Sheet have been inserted for reference only and shall not be deemed to be a part of this Term Sheet. An electronic signature delivered by electronic transmission shall constitute an original signature to this proposal.

BIOFRONTERA INC.

By:
Prof. Hermann Luebbert, Ph.D
Chief Executive Officer

BIOFRONTERA AG and for and on behalf of all Sellers

By:
Pilar de la Huerta
Chief Financial Officer

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